WESTREC CAPITAL PARTNERS, LLC
16633 Ventura Boulevard, Sixth Floor
Encino, CA 91436

July 9, 2007

The Fashion House Holdings, Inc.
The Fashion House Inc.
John Hanna
6310 San Vicente Boulevard, Suite 330
Los Angeles, CA 90048

Re: Amended and Restated Credit Enhancement Agreement Dated December 20, 2006

Gentlemen:

Reference is made to that certain Amended and Restated Credit Enhancement Agreement dated as of December 20, 2006, as amended by that certain letter agreement dated April 10, 2007 (the “Agreement”), by and between, on the one hand, The Fashion House Holdings, Inc., a Colorado corporation (“FHH”), and its wholly owned subsidiary, The Fashion House, Inc., a Delaware corporation (“FHI”), acting jointly and severally, and on the other hand, Westrec Capital Partners, LLC, a Delaware limited liability company (“Westrec”), and its controlling member, Michael M. Sachs, an individual (“Sachs”). Capitalized terms used in this letter shall have the meanings ascribed to them in the Agreement.

The purpose of this Letter Agreement is to amend the Agreement in certain respects. For all purposes under the Agreement and other Credit Enhancement Documents, this Letter Agreement shall be deemed to be part of the Agreement and one of the Credit Enhancement Documents. In addition, the Agreement as amended by this Letter Agreement is a “Credit Enhancement Agreement” under the FHH Security Agreement and the FHI Security Agreement with the effect, among other things, that the collateral secures (among other things) the obligations of Borrower under Direct Loans (as defined below).

Borrower has advised Guarantors that Borrower’s operating expenses continue to exceed its cash flows from operations and that Borrower requires additional financing to continue operations. Guarantors have made, and may in the future be willing to make, direct loans to Borrower.

Borrower acknowledges that Guarantors have no obligation under the Credit Enhancement Documents to make direct loans to Borrower. However, the parties desire to amend the Agreement to provide for the terms and conditions of direct loans by Guarantors, or either of them, to Borrower. Accordingly, the parties agree as follows:

1.  Section 1.1 is amended by adding a new Section 1.1.7 to read as follows:

1.1.7 “Direct Loan” shall mean a loan or advance of funds directly by a Guarantor to Borrower.

2.  Section 1.1.4 is amended in its entirely to read as follows:

1.1.4 “Loan” shall mean Direct Loans and any loan, letter of credit or any other type of financing provided under the Loan Agreement, and “Loans” shall mean all such Direct Loans, loans, letters of credit or other financing.

3.  Section 1.1.5 is amended in its entirety to read as follows:

1.1.5 “Loan Agreement” shall mean any agreement pursuant to which Borrower may obtain financing through a Direct Loan, or a loan, letter of credit or other form of financing, the combination of which is guaranteed by Guarantors, and “Loan Agreements” shall mean all such agreements.

4.  A new Section 2.9 is added to read as follows:

2.9 Direct Loans. Each Guarantor may, but shall have no obligation to, make Direct Loans to Borrower. Each Direct Loan shall be on the following terms and conditions: (a) shall be due and payable on demand; (b) shall bear interest at a rate equal to the greater of (i) twenty percent (20%) per annum, or (ii) the sum of (A) the Wall Street Journal Prime Rate (or if the Wall Street Journal stops publishing the Prime Rate, another prime or reference rate selected by Guarantors) plus (B) 11.75% per annum; and (c) at the request of the lending Guarantor, shall be evidenced by a note in form and substance satisfactory to such Guarantor. Guarantors shall not be entitled to Loan Fees under Section 2.2 of the Agreement with respect to Direct Loans.

5.  A new Section 3.5 is added to read as follows:

3.5. The Direct Loans shall have been paid in full.

6.  Borrower and Hanna jointly and severally represent and warrant to Guarantors that as of the date hereof: (a) the representations and warranties of Borrower under Section 5 of the Agreement are true and correct in all material respects as if made on the date hereof; (b) no Event of Default shall have occurred and be continuing; and (c) neither FHH, FHI nor Hanna is in breach or default of its or his obligations under any of the Credit Enhancement Documents, which Documents are in full force and effect.

7.  As further consideration for this agreement by Guarantors, FHH, FHI and Hanna each hereby agree to the Release set forth in Exhibit A to this Letter Agreement.

8.   Borrower acknowledges that the costs and expenses of Guarantors in the negotiation, execution and delivery of this Letter Agreement are the obligation of Borrower under Section 2.6 of the Agreement. Guarantors agree that such costs and expenses shall not exceed $2,000.

9.  Except as expressly modified under this Letter Agreement, the Agreement and the other Credit Enhancement Documents remain in full force and effect.

Please confirm your agreement to the foregoing by signing a copy of this Letter Agreement and returning it to the undersigned.

Very truly yours,

WESTREC CAPITAL PARTNERS, LLC

By:	/s/ Michael M. Sachs
Michael M. Sachs, Managing Member

By:	/s/ Michael M. Sachs
Michael M. Sachs

Accepted and agreed
as of July 9, 2007

THE FASHION HOUSE HOLDINGS, INC.

By:	/s/ John Hanna
John Hanna, Chief Executive Officer

THE FASHION HOUSE, INC.

By:	/s/ John Hanna
John Hanna, Chief Executive Officer

/s/ John Hanna
John Hanna

EXHIBIT A

RELEASE

Pursuant to that certain Letter Agreement to which this Release is attached as an Exhibit, each of The Fashion House Holdings, Inc, The Fashion House, Inc. and John Hanna (each, a “Releasor”) agree to the following in favor of Guarantors:

1.  Acknowledgement of No Claim. Each Releasor acknowledges and agrees that (a) it has no claim or cause of action against Guarantors; (b) it has no offset or defense against any of its obligations, indebtedness or contracts in favor of Guarantors; and (c) Guarantors have heretofore properly performed and satisfied in a timely manner all of their obligations to and contracts with Releasor.

2.  Release and Waiver. Although Guarantors regard their conduct as proper and do not believe any Releasor to have any claim, cause of action, offset or defense against Guarantors, any parent, subsidiary or affiliate of the Guarantors, or any of Guarantors’ past, present or future officers, directors, employees, attorneys or any other representatives or agents (all of which parties besides Guarantors are herein collectively called the “Guarantors’ Agents”), the Guarantors wish (and each Releasor agrees) to eliminate any possibility that any conditions, acts, omissions, events, circumstances or matters which occurred prior to the date of the Letter Agreement could impair or otherwise affect any rights, interests, contracts or remedies of Guarantors or otherwise subject Guarantors or any of Guarantors’ Agents to any liability other than is expressly stated in this Release. Therefore, each Releasor unconditionally releases and waives on account of any condition, act, omission, event, contract, liability, obligation, indebtedness, claim, cause of action, defense, circumstance or matter of any kind whatsoever which existed, arose or occurred at any time prior to or concurrently with the date of the Letter Agreement (a) any and all liabilities, obligations, or indebtedness, whether known or unknown, of any kind of Guarantors or any of the Guarantors’ Agents to Releasor, except the obligations remaining to be performed by Guarantors on or after the date hereof under the Credit Enhancement Documents; (b) any legal, equitable or other obligations or duties, whether known or unknown, of Guarantors or any of Guarantors’ Agents to Releasor; (c) any and all claims under any oral or implied agreement, obligation or understanding with the Guarantors or any of Guarantors’ Agents whether known or unknown, which is different from or in addition to the express terms of the Credit Enhancement Documents; and (d) any and all claims, causes of action, rights or defenses of any kind whatsoever (if any), whether known, or unknown, which Releasor might otherwise have against the Guarantors or any of Guarantors’ Agents.

3.  Acknowledgements. Each Releasor hereby acknowledges and agrees that after the execution and delivery of the Letter Agreement, the only claims or causes of action which it could possibly have against Guarantors or any of Guarantors’ Agents would be those arising after the date of the Letter Agreement or a written contract hereafter executed by Guarantors in favor of Releasor or those arising from conduct occurring after the execution and delivery of the Letter Agreement. Each Releasor agrees that it shall not institute or prosecute (or, except to the extent required by law, in any way aid, assist, or cooperate with the institution or prosecution of) any action, suit, hearing or other proceeding of any kind, nature or character at law or in equity against Guarantors, or any of Guarantors’ Agents in order to collect, enforce, declare, assert, establish or otherwise raise any defense, claim, cause of action, contract, liability, indebtedness or obligation which is within the scope of those released in this Release or which arises out of any fact, contract, condition, claim, cause of action, indebtedness, liability, obligation, event, action, omission, circumstance, or other matter or reason of any kind which is the basis for any such defense, claim, cause of action, liability, indebtedness or obligation which is released hereunder. This Release shall constitute a complete defense to any claim, cause of action, defense, contract, liability, indebtedness or obligation released hereunder.

4.  No Admission. Nothing in this Release (or any Credit Enhancement Document) shall be construed as (or shall be admissible in any legal action or proceeding as) any admission by Guarantors or any of Guarantors’ Agents that any defense, indebtedness, obligation, liability, contract, claim or cause of action exists which is within the scope of those released within this Release because Guarantors deny that any such matters exist and regard this Release as unnecessary except to confirm their understanding of the position of the parties.

5.  California Civil Code § 1542. Each Releasor agrees that it understands the meaning and effect of Section 1542 of the California Civil Code, which provides:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected this settlement with the debtor.”